Exhibit 99.1

WiMi Announces the Establishment of Its Holographic Academy to Advance Hologram

Technologies and the Change of Management

BEIJING, December 11, 2020 /PRNewswire/ -- WiMi Hologram Cloud Inc. (Nasdaq: WIMI) (“WiMi” or the “Company”), a leading Hologram AR Technology provider in China, today announced the formal establishment of its WiMi Holographic Academy to advance research and transform innovation in the holographic AR technology field.

The WiMi Holographic Academy (“the Academy”) is on a mission to develop leading-edge holographic AR technologies, explore unknowns in the holographic artificial intelligence-based visualization field, and engage in both foundational and innovative technology research and development. The Academy is also devoting its resources to the advancement and adoption of computer science, holographic visualization, brain-computer holography, and quantum holography. By establishing a collaborative platform, the Academy seeks to promote the industrial application of its scientific and technological breakthroughs and cultivate an ecosystem of seamless integration between research institutes and businesses.

Mr. Shuo Shi, Chief Executive Officer of WiMi, commented, “While the holographic AR industry is still in its infancy, its technology has already manifested in successful applications in communication, sociality, education, and medical science. The number of enterprises currently engaged in developing holographic technologies has also mushroomed from just a handful a few years ago to over a thousand nowadays. Meanwhile, the market potential has expanded in tandem to billions of RMB. With the rapid development and implementation of 5G technology, we expect augmented reality, virtual reality, and holographic technologies to mature rapidly into widespread applications in additional industries such as advertising, entertainment, tourism, healthcare, construction, and many more. We have established our WIMI Holographic Academy to not only advance the development of holographic AR technologies but also resolve a number of existing bottlenecks, including Holographic semiconductor, holographic algorithm software, brain-computer holography, quantum holography, and more. Going forward, we plan to leverage the Academy to bridge technological gaps and augment our leadership in the holographic technology field.”

On December 11, 2020, the Company also announced the change of its Chief Financial Officer. The Board of Directors of the Company has appointed Mr. Guanghui Zheng, the former general manager of the Company’s investment department, to serve as the Chief Financial Officer of the Company. Mr. Yanghua Yang, the former Chief Financial Officer of the Company, will become the general manager of the investment department of the Company.

Mr. Guanghui Zheng has served as the general manager of WiMi’s investment department since January 2018. From August 2013 to November 2017, Mr. Zheng served as the chief financial officer of Qiansheng Investment Co., Ltd. From September 2011 to September 2013, he served as the chief operating officer of Jiangxi Wanshan Industry Co., Ltd. Mr. Zheng received a bachelor’s degree from Jiangxi University of Finance and Economics in 2012, and a master’s degree from the University of Sunderland in 2019

About WIMI Hologram Cloud Inc.

WiMi Hologram Cloud, Inc.(NASDAQ: WIMI), whose commercial operations began in 2015, operates an integrated holographic AR application platform in China and has built a comprehensive and diversified holographic AR content library among all holographic AR solution providers in China. Its extensive portfolio includes 4,654 AR holographic contents. The company has also achieved a speed of image processing that is 80 percent faster than the industry average. While most peer companies may identify and capture 40 to 50 blocks of image data within a specific space unit, WiMi collects 500 to 550 data blocks.

Safe Harbor / Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the AR holographic industry; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

Contacts

WIMI Hologram Cloud Inc.

Email: pr@wimiar.com

ICR, LLC

Sharon Zhou

Tel: +1 (646) 975-9495

Email: wimi@icrinc.com